

December 15, 2021

SENT ON BEHALF OF **(1) AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. AND (2) AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.** VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4720

Re: <u>Vera A. Hays v. American Century Capital Portfolios, Inc, American Century Investment Management, Inc., et al.;</u> Case No. 3:21-cv-08625

To whom it may concern:

This notice is sent jointly and separately on behalf of American Century Capital Portfolios, Inc. ("ACCP") and American Century Investment Management, Inc. ("ACIM"), each of whom are registered investment companies and each of whom are defendants in the above captioned lawsuit filed in the United States District Court for the Northern District of California.

Attached, please find a copy of all documents on the Court's docket publicly available as of the date of this transmittal that have been filed since the last update submitted.

Please contact the undersigned if you have any questions or concerns regarding this filing.

Sincerely,

Janet Nash

Janet A. Nash,
SVP Deputy General Counsel

1 | Michelle L. Landry (SBN 190080)
VEDDER PRICE (CA), LLP
2 | 275 Battery Street, Suite 2464
San Francisco, CA 94111
3 | Telephone: (415) 749-9500
mlandry@vedderprice.com
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Attorneys for Defendants Chris H. Cheesman, Rajesh
5 | K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C.
Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine
6 | Strandjord, John R. Whitten, and Stephen E. Yates

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8 | UNITED STATES DISTRICT COURT

9 | NORTHERN DISTRICT OF CALIFORNIA

10 | SAN FRANCISCO DIVISION

11 | VERA A. HAYS, individually and on behalf of
herself and all others similarly situated,
12 |

Plaintiff,
13 |
v.
14 |
AMERICAN CENTURY CAPITAL
15 | PORTFOLIOS, INC., et al.,
16 |
Defendants.
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| Case No. 3:21-cv-08625-CRB

NOTICE OF APPEARANCE

Judge: The Honorable Charles R. Breyer

Date Action Filed: November 5, 2021

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VEDDER PRICE (CA), LLP
ATTORNEYS AT LAW
SAN FRANCISCO

Case No. 3:21-cv-08625-CRB

NOTICE OF APPEARANCE

VP/#53891744.1

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TO THE CLERK OF THIS COURT AND ALL PARTIES OF RECORD:

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PLEASE TAKE NOTICE that Michelle L. Landry of Vedder Price (CA), LLP, hereby

enters an appearance as counsel for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W.

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Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R.

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Whitten, and Stephen E. Yates in the above-referenced action. Please serve said counsel with all

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pleadings and notices in this action.

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Michelle L. Landry
mlandry@vedderprice.com
VEDDER PRICE (CA), LLP
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
Facsimile: (415) 749-9502

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Dated: December 10, 2021   **VEDDER PRICE (CA), LLP**

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By: /s/ Michelle L. Landry
        Michelle L. Landry (SBN 190080)
        275 Battery Street, Suite 2464
        San Francisco, CA 94111
        Telephone: (415) 749-9500
        mlandry@vedderprice.com

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Attorneys for Defendants Chris H. Cheesman,
Rajesh K. Gupta, Thomas W. Bunn, Barry
Fink, Andrea C. Hall, Jan M. Lewis, Lynn
Jenkins, M. Jeannine Strandjord, John R.
Whitten, and Stephen E. Yates

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Vedder Price (CA), LLP
Attorneys at Law
San Francisco

Case No. 3:21-cv-08625-CRB

- 2 -   NOTICE OF APPEARANCE

VP/#53891744.1

Michelle L. Landry (SBN 190080)
VEDDER PRICE (CA), LLP
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com

Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., et al., Defendants.	Case No. 3:21-cv-08625-CRB **CERTIFICATION OF INTERESTED ENTITIES OR PERSONS BY DEFENDANTS CHRIS H. CHEESMAN, RAJESH K. GUPTA, THOMAS W. BUNN, BARRY FINK, ANDREA C. HALL, JAN M. LEWIS, LYNN JENKINS, M. JEANNINE STRANDJORD, JOHN R. WHITTEN AND STEPHEN E. YATES** Judge: The Honorable Charles R. Breyer Date Action Filed: November 5, 2021

VEDDER PRICE (CA), LLP
ATTORNEYS AT LAW
SAN FRANCISCO

Case No. 3:21-cv-08625-CRB

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

VP/#53891202.1

1   The undersigned is counsel of record for Defendants Chris H. Cheesman, Rajesh K. Gupta,

2 Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine

3 Strandjord, John R. Whitten, and Stephen E. Yates.

4   Pursuant to Civil L.R. 3-15, the undersigned certifies that as of this date, other than the

5 named parties, there is no such interest to report.

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7 Dated: December 10, 2021   **VEDDER PRICE (CA), LLP**

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9   By: /s/ Michelle L. Landry
                                                    Michelle L. Landry (SBN 190080)
10   275 Battery Street, Suite 2464
                                                    San Francisco, CA 94111
11   Telephone: (415) 749-9500
                                                    mlandry@vedderprice.com
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                                              Randall M. Lending (*pro hac vice* forthcoming)
13   222 North LaSalle Street
                                              Chicago, Illinois 60601
14   Telephone: (312) 609-7564
                                              rlending@vedderprice.com
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                                              Attorneys for Defendants Chris H. Cheesman,
16   Rajesh K. Gupta, Thomas W. Bunn, Barry
                                              Fink, Andrea C. Hall, Jan M. Lewis, Lynn
17   Jenkins, M. Jeannine Strandjord, John R.
                                              Whitten, and Stephen E. Yates
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VEDDER PRICE (CA), LLP
ATTORNEYS AT LAW
SAN FRANCISCO

Case No. 3:21-cv-08625-CRB

- 2 -

CERTIFICATION OF INTERESTED
ENTITIES OR PERSONS

VP/#53891202.1

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Vera A. Hays ,
Plaintiff(s),
v.
American Century Capital Portfolios, Inc., et al. ,
Defendant(s).

Case No. 3:21-cv-08625

APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE
(CIVIL LOCAL RULE 11-3)

I, Randall M. Lending , an active member in good standing of the bar of State of Illinois , hereby respectfully apply for admission to practice pro hac vice in the Northern District of California representing: Thomas Bunn, *see below in the above-entitled action. My local co-counsel in this case is Michelle Landry , an attorney who is a member of the bar of this Court in good standing and who maintains an office within the State of California. Local co-counsel's bar number is: 190080 .

222 N. LaSalle St., Chicago, IL 60601

MY ADDRESS OF RECORD

312-609-7500

MY TELEPHONE # OF RECORD

rlending@vedderprice.com

MY EMAIL ADDRESS OF RECORD

275 Battery Street, Suite 2464, San Francisco, CA 94111

LOCAL CO-COUNSEL'S ADDRESS OF RECORD

415-749-9500

LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD

mlandry@vedderprice.com

LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of another State or the District of Columbia, as indicated above; my bar number is: 06198407 .

A true and correct copy of a certificate of good standing or equivalent official document from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0 times in the 12 months preceding this application.

*Chris Cheesman, Barry Fink, Rajesh Gupta, Andrea Hall, Lynn Jenkins, Jan Lewis, M. Jeannine Standjord, John Whitten, Stephen Yates

United States District Court
Northern District of California

I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local Rules. I declare under penalty of perjury that the foregoing is true and correct.

Dated: December 10, 2021

Randall M. Lending
APPLICANT

ORDER GRANTING APPLICATION
FOR ADMISSION OF ATTORNEY PRO HAC VICE

IT IS HEREBY ORDERED THAT the application of Randall M. Lending is granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-counsel designated in the application will constitute notice to the party.

Dated: ________________________

UNITED STATES DISTRICT/MAGISTRATE JUDGE

United States District Court
Northern District of California

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Certificate of Admission
To the Bar of Illinois

I, Carolyn Taft Grosboll, Clerk of the Supreme Court of Illinois, do hereby certify that

Randall Marc Lending

has been duly licensed and admitted to practice as an Attorney and Counselor at Law within this State; has duly taken the required oath to support the CONSTITUTION OF THE UNITED STATES and of the STATE OF ILLINOIS, and also the oath of office prescribed by law, that said name was entered upon the Roll of Attorneys and Counselors in my office on 11/10/1988 and is in good standing, so far as the records of this office disclose.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Court, this 4th day of November, 2021.

Carolyn Taft Grosboll

Clerk,
Supreme Court of the State of Illinois

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Vera A. Hays   ,

Plaintiff(s),

v.

American Century Capital Portfolios, Inc., et al.   ,

Defendant(s).

Case No. 3:21-cv-08625

APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE
(CIVIL LOCAL RULE 11-3)

I, Joshua D. Nichols   , an active member in good standing of the bar of

State of Illinois   , hereby respectfully apply for admission to practice pro hac

vice in the Northern District of California representing: Thomas Bunn, *see below   in the

above-entitled action. My local co-counsel in this case is Michelle Landry   , an

attorney who is a member of the bar of this Court in good standing and who maintains an office

within the State of California. Local co-counsel's bar number is: 190080   .

222 N. LaSalle St., Chicago, IL 60601

MY ADDRESS OF RECORD

312-609-7500

MY TELEPHONE # OF RECORD

jnichols@vedderprice.com

MY EMAIL ADDRESS OF RECORD

275 Battery Street, Suite 2464, San Francisco, CA 94111

LOCAL CO-COUNSEL'S ADDRESS OF RECORD

415-749-9500

LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD

mlandry@vedderprice.com

LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of

another State or the District of Columbia, as indicated above; my bar number is: 6302645   .

A true and correct copy of a certificate of good standing or equivalent official document

from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0   times in the 12 months

preceding this application.

*Chris Cheesman, Barry Fink, Rajesh Gupta, Andrea Hall, Lynn Jenkins, Jan Lewis, M. Jeannine Standjord, John Whitten, Stephen Yates

United States District Court
Northern District of California

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2 the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3 Rules. I declare under penalty of perjury that the foregoing is true and correct.

4 Dated: December 10, 2021   Joshua D. Nichols
                                                              APPLICANT
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6 ==

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8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

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11   IT IS HEREBY ORDERED THAT the application of Joshua D. Nichols   is

12 granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13 must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14 counsel designated in the application will constitute notice to the party.

15 Dated: _____

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18   UNITED STATES DISTRICT/MAGISTRATE JUDGE

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United States District Court
Northern District of California



Certificate of Admission
To the Bar of Illinois

I, Cynthia A. Grant, Clerk of the Supreme Court of Illinois, do hereby certify that

Joshua David Nichols

has been duly licensed and admitted to practice as an Attorney and Counselor at Law within this State; has duly taken the required oath to support the CONSTITUTION OF THE UNITED STATES and of the STATE OF ILLINOIS, and also the oath of office prescribed by law, that said name was entered upon the Roll of Attorneys and Counselors in my office on 11/04/2010 and is in good standing, so far as the records of this office disclose.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Court, this 2nd day of December, 2021.

Cynthia A. Grant

Clerk,
Supreme Court of the State of Illinois

Mark D. Villaverde (SBN 331876)
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067-3019
Telephone: (424) 386-4000
Fax: (213) 629-5063
MVillaverde@milbank.com

Sean Murphy (*pro hac vice* forthcoming)
Robert Hora (*pro hac vice* forthcoming)
Katrin Cassidy-Ginsberg (*pro hac vice* forthcoming)
55 Hudson Yards
New York, New York 10001
Telephone: (212) 530-5000
smurphy@milbank.com
rhora@milbank.com
kcassidy-ginsberg@milbank.com
Attorneys for Defendants American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Capital Portfolios, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

Michelle L. Landry (SBN 190080)
VEDDER PRICE (CA), LLP
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com
Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., et al., Defendants.	Case No. 3:21-cv-08625-CRB **STIPULATION AND [PROPOSED] ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES** Judge: The Honorable Charles R. Breyer Date Action Filed: November 5, 2021

1   Plaintiff Vera A. Hays ("Plaintiff") and Defendants American Century Capital Portfolios,

2 Inc., American Century Investment Management, Inc., American Century Investment Services,

3 Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, C. Jean Wade, Chris H. Cheesman,

4 Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins,

5 M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates (collectively, "Defendants"), by

6 and through their undersigned counsel, subject to this Court's approval, agree and stipulate as

7 follows:

8   **RECITALS**

9   WHEREAS, on November 5, 2021, Plaintiff filed a putative class action complaint

10 against the Defendants asserting claims under Sections 11, 12(a)(2) and 15 of the Securities Act

11 (the "Complaint");

12   WHEREAS, on November 8, 2021, this Court issued an Initial Case Management

13 Scheduling Order setting the following dates: January 14, 2022 for the parties to comply with

14 certain requirements under the Federal Rules of Civil Procedure, the Civil Local Rules, and

15 Alternative Dispute Resolution ("ADR") Local Rules regarding initial disclosures, early

16 settlement, ADR process selection, and discovery planning; January 28, 2022 for the parties to

17 file a Rule 26(f) Report, complete initial disclosures, or state objection in Rule 26(f) Report and

18 file a Joint Case Management Conference Statement; and February 4, 2022 at 8:30 a.m. for an

19 Initial Case Management Conference;

20   WHEREAS, the claims asserted in the Complaint in this action are governed by the

21 Private Securities Litigation Reform Act (the "PSLRA"), 15 U.S.C. § 78u-4 *et seq*., which

22 provides a procedure for the appointment by the Court of lead plaintiff(s) and lead counsel to

23 represent the putative class;

24   WHEREAS, it is anticipated that any motion(s) for the appointment of lead plaintiff(s)

25 and lead counsel will be filed on January 10, 2022;

26   WHEREAS, on or about November 22, 2021, Defendants American Century Investment

27 Management, Inc. and American Century Investment Services, Inc. were served with summons

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Case No. 3:21-cv-08625-CRB   2   STIPULATION AND [PROPOSED] ORDER
                                                        REGARDING SERVICE, TIME TO RESPOND TO
                                                        COMPLAINT, AND CONTINUANCE OF CASE
                                                        MANAGEMENT DEADLINES

1   and the Complaint in the above-captioned action;

2   WHEREAS, the other Defendants have each agreed to accept service of the Complaint

3   subject to the terms and conditions of the stipulation below; and

4   WHEREAS, Defendants do not waive, and specifically preserve, their rights to assert any

5   and all defenses in this matter, including but not limited to improper venue, except as to the

6   sufficiency of service of process of the Summons and Complaint.

7   NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between

8   the attorneys for Plaintiff and the attorneys for the Defendants, as follows:

9   1.   The undersigned counsel for the Defendants are authorized to accept, and hereby

10   do accept, service of the Summons and the Complaint in the above-captioned action on behalf of

11   each of the Defendants, without prejudice and without waiver of any defenses, objections, or

12   arguments in this matter or any other matter, including without limitation any arguments

13   regarding personal jurisdiction or venue, except as to sufficiency of service of process of the

14   Summons and Complaint.

15   2.   No Defendant shall be required to answer or otherwise respond to the Complaint,

16   and each hereby is expressly relieved from answering or otherwise responding to the Complaint.

17   3.   Upon entry of an order appointing lead plaintiff(s) and lead counsel in the above

18   captioned action (or a consolidated action encompassing the above-captioned action) pursuant to

19   the PSLRA, the lead plaintiff(s) and the Defendants shall confer regarding a schedule for the

20   filing of an amended complaint and any response thereto, and will promptly submit a joint

21   proposal or competing proposals for the Court's consideration.

22   4.   The Initial Case Management Conference scheduled for February 4, 2022 shall be

23   continued until a date that is convenient for the Court, or _____, along with all associated

24   deadlines under the Federal Rules of Civil Procedures, the Local Civil Rules for the United States

25   District Court for the Northern District of California, and all associated ADR deadlines;

26   5.   This Stipulation may be executed in separate counterparts, and counterparts may

27   be executed by e-mail or facsimile, each of which shall be an original.

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Case No. 3:21-cv-08625-CRB   3   STIPULATION AND [PROPOSED] ORDER
                                                                    REGARDING SERVICE, TIME TO RESPOND TO
                                                                    COMPLAINT, AND CONTINUANCE OF CASE
                                                                    MANAGEMENT DEADLINES

1

2   Dated: December 10, 2021   **SCHUBERT JONCKHEER & KOLBE**
                                        LLP
3

4   By: /s/ Willem F. Jonckheer
                                               Willem F. Jonckheer
5   3 Embarcadero Center
                                               Suite 1650
6   San Francisco, California
                                               Telephone: (415) 788-4220
7

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                                        INVESTIGATION COUNSEL P.C.
9

10   John Archibald (admitted *pro hac vice*)
                                        350 Bay Street, Suite 1100
11   Toronto, ON M5H 2S6 Canada
                                        Telephone: (416) 637-3152
12   jarchibald@investigationcounsel.com

13   *Attorneys for Plaintiff Vera A. Hays*

14 Dated: December 10, 2021   **MILBANK LLP**

15   By: /s/ Mark D. Villaverde
16   Mark D. Villaverde (SBN 331876)
                                               2029 Century Park E
17   Los Angeles, California
                                               Telephone: (424) 386-4000
18   mvillaverde@milbank.com

19   Sean Murphy (*pro hac vice* forthcoming)
20   Robert Hora (*pro hac vice* forthcoming)
                                        Katrin Cassidy-Ginsberg (*pro hac vice*
21   forthcoming)
                                        55 Hudson Yards
22   New York, New York 10001
                                        Telephone: (212) 530-5000
23   smurphy@milbank.com
                                        rhora@milbank.com
24   kcassidy-ginsberg@milbank.com

25
                                        Attorneys for Defendants American
26   *Century Capital Portfolios, Inc., American*
                                        Century Investment Management, Inc.,
27   *American Century Investment Services,*

28 Case No. 3:21-cv-08625-CRB   4   STIPULATION AND [PROPOSED] ORDER
                                                 REGARDING SERVICE, TIME TO RESPOND TO
                                                 COMPLAINT, AND CONTINUANCE OF CASE
                                                 MANAGEMENT DEADLINES

Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

Dated: December 10, 2021

VEDDER PRICE P.C.

By: /s/ Michelle L. Landry
Michelle L. Landry (SBN 190080)
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com

Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

Pursuant to Civil Local Rule 5-1(h)(3), all signatories concur in filing this stipulation.

Dated: December 10, 2021

By: /s/ Mark D. Villaverde
Mark D. Villaverde (SBN 331876)

* * *

[PROPOSED] ORDER

PURSUANT TO STIPULATION, IT IS SO ORDERED

Dated: ____________________, 2021
San Francisco, California

____
HON. CHARLES R. BREYER
UNITED STATES DISTRICT JUDGE

Case No. 3:21-cv-08625-CRB 5 STIPULATION AND [PROPOSED] ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES

Mark D. Villaverde (SBN 331876)
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067-3019
Telephone: (424) 386-4000
Fax: (213) 629-5063
MVillaverde@milbank.com

Sean Murphy (*pro hac vice* forthcoming)
Robert Hora (*pro hac vice* forthcoming)
Katrin Cassidy-Ginsberg (*pro hac vice* forthcoming)
55 Hudson Yards
New York, New York 10001
Telephone: (212) 530-5000
smurphy@milbank.com
rhora@milbank.com
kcassidy-ginsberg@milbank.com
Attorneys for Defendants American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Capital Portfolios, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

Michelle L. Landry (SBN 190080)
VEDDER PRICE (CA), LLP
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com
Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPTIAL PORTFOLIOS, INC., et al., Defendants.	Case No. 3:21-cv-08625-CRB **DECLARATION OF MARK D. VILLAVERDE IN SUPPORT OF STIPULATION AND [PROPOSED] ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES** Judge: The Honorable Charles R. Breyer Date Action Filed: November 5, 2021

I, MARK D. VILLAVERDE, declare:

1.   I am an active member in good standing of the State Bar of California and an attorney for Defendants American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Capital Portfolios, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade. I have personal knowledge of the facts stated in this declaration and if necessary could and would testify competently under oath thereto.

2.   On November 5, 2021, Plaintiff filed a putative class action complaint against the Defendants in the above-referenced action asserting claims under Sections 11, 12(a)(2) and 15 of the Securities Act (the "Complaint").

3.   On November 8, 2021, this Court issued an Order Setting Initial Case Management Conference And ADR Deadlines setting the following deadlines: January 14, 2022 for the parties to comply with certain requirements under the Federal Rules of Civil Procedure, the Civil Local Rules, and Alternative Dispute Resolution ("ADR") Local Rules regarding initial disclosures, early settlement, ADR process selection, and discovery planning; January 28, 2022 for the parties to file a Rule 26(f) Report, complete initial disclosures, or state objection in Rule 26(f) Report and file a Joint Case Management Conference Statement; and February 4, 2022 at 8:30 a.m. for an Initial Case Management Conference.

4.   On or about November 22, 2021, Defendants American Century Investment Management, Inc. and American Century Investment Services, Inc. were served with summons and the Complaint in the above-captioned action. The other Defendants have each agreed to accept service of the Complaint subject to the terms and conditions of the accompanying stipulation.

5.   The claims asserted in the Complaint in this action are governed by the Private Securities Litigation Reform Act (the "PSLRA"), 15 U.S.C. § 78u-4 et seq., which provides a procedure for the appointment by the Court of lead plaintiff(s) and lead counsel to represent the putative class. It is anticipated that any motion(s) for the appointment of lead plaintiff(s) and lead counsel will be filed on January 10, 2022. Thereafter, the parties expect the Court to set a

Case No. 3:21-cv-08625-CRB   2   DECLARATION OF MARK D. VILLAVERDE IN
                                                                       SUPPORT OF STIPULATION AND [PROPOSED]
                                                                       ORDER REGARDING SERVICE, TIME TO
                                                                       RESPOND TO COMPLAINT, AND CONTINUANCE
                                                                       OF CASE MANAGEMENT DEADLINES

1   schedule for the filing of an amended or consolidated complaint by Lead Plaintiff.

2   6.   The special procedures specified in the PSLRA contemplate (i) the consolidation

3   of similar actions (if any such similar actions are filed), (ii) appointment of Lead Plaintiff, and

4   (iii) the filing of a complaint by the Lead Plaintiff. Therefore, requiring Defendants to respond at

5   this time to the existing complaint in the above-referenced action would be contrary to the

6   PSLRA and would result in the needless expenditure of private and judicial resources.

7   7.   Because the pleadings are not yet set, good cause exists to vacate the existing

8   February 4, 2022 initial case management conference, along with all associated deadlines under

9   the Federal Rules of Civil Procedures, the Local Civil Rules for the United States District Court

10   for the Northern District of California, and all associated ADR deadlines until such time as the

11   Court has the opportunity to rule on the appointment of Lead Plaintiff and its counsel.

12   8.   By the joint stipulation filed contemporaneously herewith, and subject to the

13   approval of the Court, the parties also request that no Defendant shall be required to answer or

14   otherwise respond to the Complaint, and pursuant to the stipulation each is expressly relieved

15   from answering or otherwise responding to the Complaint. Upon entry of an order appointing

16   lead plaintiff(s) and lead counsel in the above captioned action (or a consolidated action

17   encompassing the above-captioned action) pursuant to the PSLRA, the lead plaintiff(s) and the

18   Defendants shall confer regarding a schedule for the filing of an amended complaint and any

19   response thereto, and will promptly submit a joint proposal or competing proposals for the

20   Court's consideration.

21   9.   Defendants do not waive any defenses, objections, or arguments in this matter or

22   any other matter, including without limitation any arguments regarding personal jurisdiction or

23   venue, except as to sufficiency of service of process of the Summons and Complaint.

24   10.   No previous modifications to any deadlines in this action have been made at any

25   party's request.

26   11.   The requested modifications should not have a material impact on the prosecution

27   of the lawsuit.

28   Case No. 3:21-cv-08625-CRB   3   DECLARATION OF MARK D. VILLAVERDE IN
                                                   SUPPORT OF STIPULATION AND [PROPOSED]
                                                   ORDER REGARDING SERVICE, TIME TO
                                                   RESPOND TO COMPLAINT, AND CONTINUANCE
                                                   OF CASE MANAGEMENT DEADLINES

1

2   I declare under penalty of perjury under the laws of the United States of America that the

3   foregoing is true and correct, and that this Declaration was executed on this 10th day of

4   December, 2021.

5

6   By: /s/ Mark D. Villaverde

7   Mark D. Villaverde (SBN 331876)

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

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Case No. 3:21-cv-08625-CRB   4   DECLARATION OF MARK D. VILLAVERDE IN
                                                     SUPPORT OF STIPULATION AND [PROPOSED]
                                                     ORDER REGARDING SERVICE, TIME TO
                                                     RESPOND TO COMPLAINT, AND CONTINUANCE
                                                     OF CASE MANAGEMENT DEADLINES

Mark D. Villaverde (SBN 331876)
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067-3019
Telephone: (424) 386-4343
Fax: (213) 892-4743
MVillaverde@milbank.com

Sean Murphy (*pro hac vice* forthcoming)
Robert Hora (*pro hac vice* forthcoming)
Katrin Cassidy-Ginsberg (*pro hac vice* forthcoming)
55 Hudson Yards
New York, NY 10001
Tel.: 212-530-5000
SMurphy@milbank.com
RHora@milbank.com
KCassidy-Ginsberg@milbank.com

*Counsel for Defendants American Century Investment Management, Inc.,
American Century Investment Services, Inc., American Century Capital
Portfolios, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and
C. Jean Wade*

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

VERA A. HAYS, individually and on behalf of herself and all others similarly situated,
 	
                              Plaintiff,
 	
v.
 	
AMERICAN CENTURY CAPTIAL PORTFOLIOS, INC., et al.,
 	
                              Defendants.
	Case No. 3:21-cv-08625-CRB
	
	CORPORATE DISCLOSURE STATEMENT PURSUANT TO FRCP 7.1 AND CERTIFICATION OF INTERESTED ENTITIES OR PERSONS PURSUANT TO L.R. 3-17
	
	Judge: The Honorable Charles R. Breyer
	
	Date Action Filed: November 5, 2021

Case No. 3:21-cv-08625-CRB

CORPORATE DISCLOSURE STATEMENT
PURSUANT TO FRCP 7.1 AND CERTIFICATION
OF INTERESTED ENTITIES OR PERSONS
PURSUANT TO L.R. 3-17

1   Defendants American Century Investment Management, Inc. ("ACIM"), American

2 Century Investment Services, Inc. ("ACIS"), American Century Capital Portfolios, Inc.

3 ("ACCP"), Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade submit the

4 following corporate disclosure statement pursuant to Rule 7.1 of the Federal Rules of Civil

5 Procedure and certification of interested entities or persons pursuant to Civil L.R. 3-15. Pursuant

6 to Civil L.R. 3-15, the undersigned certifies that the following listed persons, associations of

7 persons, firms, partnerships, corporations (including parent corporations), or other entities

8 (i) have a financial interest in the subject matter in controversy or in a party to the proceeding, or

9 (ii) have a non-financial interest in that subject matter or in a party that could be substantially

10 affected by the outcome of this proceeding:

11   1.   Defendants ACIM and ACIS are each subsidiaries of American Century

12 Companies, Inc. ("ACC"), a privately held corporation.

13   2.   The Stowers Institute for Medical Research ("SIMR"), Stowers Resource

14 Management, Inc. ("SRM"), and Stowers Policy Institute Inc. ("SPI") (collectively "Stowers"),

15 all of which are nonprofit organizations, collectively own more than 40% equity and voting

16 interests, respectively, in ACC.

17   3.   Nomura AM Holdings USA, LLC. owns a minority interest in ACC. Nomura

18 AM Holdings USA, LLC is an indirect subsidiary of Nomura Holdings, Inc., a publicly-traded

19 corporation (any Nomura Group Company holding shares of ACC is referred to hereinafter as a

20 "Nomura Holder").

21   4.   Certain other outstanding shares of ACC not owned by Stowers and Nomura

22 Holders are owned, either directly or through employee benefit plans, by current or former

23 officers and employees of ACC and its subsidiaries.

24   5.   Defendant ACCP is registered under the Investment Company Act of 1940, as

25 amended, as an open-end management investment company and is incorporated in Maryland.

26 ACCP has no parent company.

27

28

1   6.   Defendants do not waive any defenses, objections, or arguments in this matter or

2 any other matter, including without limitation any arguments regarding personal jurisdiction or

3 venue, except as to sufficiency of service of process of the Summons and Complaint.

4

5 Dated: December 10, 2021   MILBANK LLP
          Los Angeles, California

6   By: /s/ Mark D. Villaverde
                                            Mark D. Villaverde, Esq.

7   2029 Century Park E
                                            Los Angeles, California

8   Telephone: (213) 629-5063
                                            mvillaverde@milbank.com

9   Sean Murphy, Esq. (*pro hac vice* forthcoming)

10   Robert Hora, Esq. (*pro hac vice* forthcoming)
                                            Katrin Cassidy-Ginsberg, Esq. (*pro hac vice*

11   forthcoming)
                                            55 Hudson Yards

12   New York, NY 10001
                                            Tel.: 212-530-5000

13   smurphy@milbank.com
                                            rhora@milbank.com

14   kcassidy-ginsberg@milbank.com

15   *Counsel for Defendants American Century
                                            Investment Management, Inc., American*

16   *Century Investment Services, Inc., American
                                            Century Capital Portfolios, Inc., Jonathan*

17   *Thomas, Patrick Bannigan, R. Wes Campbell,
                                            and C. Jean Wade*

18

19

20

21

22

23

24

25

26

27

28

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Vera A. Hays   ,

  Plaintiff(s),

    v.

American Century Capital Portfolios,
Inc., et al.   ,

  Defendant(s).

Case No. 3:21-cv-08625

**APPLICATION FOR ADMISSION OF
ATTORNEY PRO HAC VICE** : ORDER
(CIVIL LOCAL RULE 11-3)

I, Randall M. Lending, an active member in good standing of the bar of

State of Illinois, hereby respectfully apply for admission to practice pro hac

vice in the Northern District of California representing: Thomas Bunn, *see below in the

above-entitled action. My local co-counsel in this case is Michelle Landry, an

attorney who is a member of the bar of this Court in good standing and who maintains an office

within the State of California. Local co-counsel's bar number is: 190080.

222 N. LaSalle St., Chicago, IL 60601	275 Battery Street, Suite 2464, San Francisco, CA 94111
MY ADDRESS OF RECORD	LOCAL CO-COUNSEL'S ADDRESS OF RECORD
312-609-7500	415-749-9500
MY TELEPHONE # OF RECORD	LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD
rlending@vedderprice.com	mlandry@vedderprice.com
MY EMAIL ADDRESS OF RECORD	LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of

another State or the District of Columbia, as indicated above; my bar number is: 06198407.

A true and correct copy of a certificate of good standing or equivalent official document

from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0 times in the 12 months

preceding this application.

*Chris Cheesman, Barry Fink, Rajesh Gupta, Andrea Hall, Lynn Jenkins, Jan Lewis, M. Jeannine
Standjord, John Whitten, Stephen Yates

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2   the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3   Rules. I declare under penalty of perjury that the foregoing is true and correct.

4   Dated: December 10, 2021 _____   Randall M. Lending _____
                                                APPLICANT

5

6   ═══

7

8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

10

11   IT IS HEREBY ORDERED THAT the application of Randall M. Lending   is

12   granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13   must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14   counsel designated in the application will constitute notice to the party.

15   Dated: December 13, 2021 _____

16

17   _____

18   UNITED STATES DISTRICT/~~MAGISTRATE JUDGE~~

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28

United States District Court
Northern District of California

Certificate of Admission
To the Bar of Illinois

I, Carolyn Taft Grosboll, Clerk of the Supreme Court of Illinois, do hereby certify that

Randall Marc Lending

has been duly licensed and admitted to practice as an Attorney and Counselor at Law within this State; has duly taken the required oath to support the CONSTITUTION OF THE UNITED STATES and of the STATE OF ILLINOIS, and also the oath of office prescribed by law, that said name was entered upon the Roll of Attorneys and Counselors in my office on 11/10/1988 and is in good standing, so far as the records of this office disclose.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Court, this 4th day of November, 2021.

Carolyn Taft Grosboll

Clerk,
Supreme Court of the State of Illinois

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

United States District Court
Northern District of California

Vera A. Hays,

Plaintiff(s),

v.

American Century Capital Portfolios, Inc., et al.,

Defendant(s).

Case No. 3:21-cv-08625

APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE ; ORDER
(CIVIL LOCAL RULE 11-3)

I, Joshua D. Nichols, an active member in good standing of the bar of State of Illinois, hereby respectfully apply for admission to practice pro hac vice in the Northern District of California representing: Thomas Bunn, *see below in the above-entitled action. My local co-counsel in this case is Michelle Landry, an attorney who is a member of the bar of this Court in good standing and who maintains an office within the State of California. Local co-counsel's bar number is: 190080.

222 N. LaSalle St., Chicago, IL 60601	275 Battery Street, Suite 2464, San Francisco, CA 94111
MY ADDRESS OF RECORD	LOCAL CO-COUNSEL'S ADDRESS OF RECORD
312-609-7500	415-749-9500
MY TELEPHONE # OF RECORD	LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD
jnichols@vedderprice.com	mlandry@vedderprice.com
MY EMAIL ADDRESS OF RECORD	LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of another State or the District of Columbia, as indicated above; my bar number is: 6302645.

A true and correct copy of a certificate of good standing or equivalent official document from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0 times in the 12 months preceding this application.

*Chris Cheesman, Barry Fink, Rajesh Gupta, Andrea Hall, Lynn Jenkins, Jan Lewis, M. Jeannine Standjord, John Whitten, Stephen Yates

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2   the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3   Rules. I declare under penalty of perjury that the foregoing is true and correct.

4   Dated: December 10, 2021   Joshua D. Nichols
                                                                 APPLICANT

5

6   ═══

7

8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

10

11   IT IS HEREBY ORDERED THAT the application of Joshua D. Nichols   is

12   granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13   must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14   counsel designated in the application will constitute notice to the party.

15   Dated: December 13, 2021

16

17

18   UNITED STATES DISTRICT/~~MAGISTRATE JUDGE~~

19

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28

United States District Court
Northern District of California

Updated 11/2021   2



Certificate of Admission
To the Bar of Illinois

I, Cynthia A. Grant, Clerk of the Supreme Court of Illinois, do hereby certify that

Joshua David Nichols

has been duly licensed and admitted to practice as an Attorney and Counselor at Law within this State; has duly taken the required oath to support the CONSTITUTION OF THE UNITED STATES and of the STATE OF ILLINOIS, and also the oath of office prescribed by law, that said name was entered upon the Roll of Attorneys and Counselors in my office on 11/04/2010 and is in good standing, so far as the records of this office disclose.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Court, this 2nd day of December, 2021.

Cynthia A. Grant

Clerk,
Supreme Court of the State of Illinois

Mark D. Villaverde (SBN 331876)
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067-3019
Telephone: (424) 386-4000
Fax: (213) 629-5063
MVillaverde@milbank.com

Sean Murphy (*pro hac vice* forthcoming)
Robert Hora (*pro hac vice* forthcoming)
Katrin Cassidy-Ginsberg (*pro hac vice* forthcoming)
55 Hudson Yards
New York, New York 10001
Telephone: (212) 530-5000
smurphy@milbank.com
rhora@milbank.com
kcassidy-ginsberg@milbank.com
Attorneys for Defendants American Century Investment Management, Inc., American Century Investment Services, Inc., American Century Capital Portfolios, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

Michelle L. Landry (SBN 190080)
VEDDER PRICE (CA), LLP
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com
Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

VERA A. HAYS, individually and on behalf of herself and all others similarly situated, Plaintiff, v. AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., et al., Defendants.	Case No. 3:21-cv-08625-CRB **STIPULATION AND ~~[PROPOSED]~~ ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES** Judge: The Honorable Charles R. Breyer Date Action Filed: November 5, 2021

Case No. 3:21-cv-08625-CRB
STIPULATION AND ~~[PROPOSED]~~ ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES

1   Plaintiff Vera A. Hays ("Plaintiff") and Defendants American Century Capital Portfolios,

2 Inc., American Century Investment Management, Inc., American Century Investment Services,

3 Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, C. Jean Wade, Chris H. Cheesman,

4 Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins,

5 M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates (collectively, "Defendants"), by

6 and through their undersigned counsel, subject to this Court's approval, agree and stipulate as

7 follows:

8   **RECITALS**

9   WHEREAS, on November 5, 2021, Plaintiff filed a putative class action complaint

10 against the Defendants asserting claims under Sections 11, 12(a)(2) and 15 of the Securities Act

11 (the "Complaint");

12   WHEREAS, on November 8, 2021, this Court issued an Initial Case Management

13 Scheduling Order setting the following dates: January 14, 2022 for the parties to comply with

14 certain requirements under the Federal Rules of Civil Procedure, the Civil Local Rules, and

15 Alternative Dispute Resolution ("ADR") Local Rules regarding initial disclosures, early

16 settlement, ADR process selection, and discovery planning; January 28, 2022 for the parties to

17 file a Rule 26(f) Report, complete initial disclosures, or state objection in Rule 26(f) Report and

18 file a Joint Case Management Conference Statement; and February 4, 2022 at 8:30 a.m. for an

19 Initial Case Management Conference;

20   WHEREAS, the claims asserted in the Complaint in this action are governed by the

21 Private Securities Litigation Reform Act (the "PSLRA"), 15 U.S.C. § 78u-4 *et seq*., which

22 provides a procedure for the appointment by the Court of lead plaintiff(s) and lead counsel to

23 represent the putative class;

24   WHEREAS, it is anticipated that any motion(s) for the appointment of lead plaintiff(s)

25 and lead counsel will be filed on January 10, 2022;

26   WHEREAS, on or about November 22, 2021, Defendants American Century Investment

27 Management, Inc. and American Century Investment Services, Inc. were served with summons

28

1   and the Complaint in the above-captioned action;

2   WHEREAS, the other Defendants have each agreed to accept service of the Complaint

3   subject to the terms and conditions of the stipulation below; and

4   WHEREAS, Defendants do not waive, and specifically preserve, their rights to assert any

5   and all defenses in this matter, including but not limited to improper venue, except as to the

6   sufficiency of service of process of the Summons and Complaint.

7   NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between

8   the attorneys for Plaintiff and the attorneys for the Defendants, as follows:

9   1.   The undersigned counsel for the Defendants are authorized to accept, and hereby

10 do accept, service of the Summons and the Complaint in the above-captioned action on behalf of

11 each of the Defendants, without prejudice and without waiver of any defenses, objections, or

12 arguments in this matter or any other matter, including without limitation any arguments

13 regarding personal jurisdiction or venue, except as to sufficiency of service of process of the

14 Summons and Complaint.

15   2.   No Defendant shall be required to answer or otherwise respond to the Complaint,

16 and each hereby is expressly relieved from answering or otherwise responding to the Complaint.

17   3.   Upon entry of an order appointing lead plaintiff(s) and lead counsel in the above

18 captioned action (or a consolidated action encompassing the above-captioned action) pursuant to

19 the PSLRA, the lead plaintiff(s) and the Defendants shall confer regarding a schedule for the

20 filing of an amended complaint and any response thereto, and will promptly submit a joint

21 proposal or competing proposals for the Court's consideration.

22   4.   The Initial Case Management Conference scheduled for February 4, 2022 shall be

23 continued until a date that is convenient for the Court, or May 6, 2022 at 8:30 a.m., along with all associated

24 deadlines under the Federal Rules of Civil Procedures, the Local Civil Rules for the United States

25 District Court for the Northern District of California, and all associated ADR deadlines;

26   5.   This Stipulation may be executed in separate counterparts, and counterparts may

27 be executed by e-mail or facsimile, each of which shall be an original.

28

1

2   Dated: December 10, 2021   **SCHUBERT JONCKHEER & KOLBE**
                                      LLP
3

4   By: /s/ Willem F. Jonckheer
                                             Willem F. Jonckheer
5   3 Embarcadero Center
                                             Suite 1650
6   San Francisco, California
                                             Telephone: (415) 788-4220
7

8
                                      INVESTIGATION COUNSEL P.C.
9

10   John Archibald (admitted *pro hac vice*)
                                      350 Bay Street, Suite 1100
11   Toronto, ON M5H 2S6 Canada
                                      Telephone: (416) 637-3152
12   jarchibald@investigationcounsel.com

13   *Attorneys for Plaintiff Vera A. Hays*

14 Dated: December 10, 2021   **MILBANK LLP**

15   By: /s/ Mark D. Villaverde
16   Mark D. Villaverde (SBN 331876)
                                             2029 Century Park E
17   Los Angeles, California
                                             Telephone: (424) 386-4000
18   mvillaverde@milbank.com

19   Sean Murphy (*pro hac vice* forthcoming)
20   Robert Hora (*pro hac vice* forthcoming)
                                      Katrin Cassidy-Ginsberg (*pro hac vice*
21   forthcoming)
                                      55 Hudson Yards
22   New York, New York 10001
                                      Telephone: (212) 530-5000
23   smurphy@milbank.com
                                      rhora@milbank.com
24   kcassidy-ginsberg@milbank.com

25
                                      Attorneys for Defendants American
26   *Century Capital Portfolios, Inc., American*
                                      Century Investment Management, Inc.,
27   *American Century Investment Services,*

28 Case No. 3:21-cv-08625-CRB   4   STIPULATION AND [PROPOSED] ORDER
                                                   REGARDING SERVICE, TIME TO RESPOND TO
                                                   COMPLAINT, AND CONTINUANCE OF CASE
                                                   MANAGEMENT DEADLINES

Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

Dated: December 10, 2021

VEDDER PRICE P.C.

By: /s/ Michelle L. Landry
Michelle L. Landry (SBN 190080)
275 Battery Street, Suite 2464
San Francisco, CA 94111
Telephone: (415) 749-9500
mlandry@vedderprice.com

Randall M. Lending (*pro hac vice* forthcoming)
222 North LaSalle Street
Chicago, Illinois 60601
Telephone: (312) 609-7564
rlending@vedderprice.com

Attorneys for Defendants Chris H. Cheesman, Rajesh K. Gupta, Thomas W. Bunn, Barry Fink, Andrea C. Hall, Jan M. Lewis, Lynn Jenkins, M. Jeannine Strandjord, John R. Whitten, and Stephen E. Yates

Pursuant to Civil Local Rule 5-1(h)(3), all signatories concur in filing this stipulation.

Dated: December 10, 2021

By: /s/ Mark D. Villaverde
Mark D. Villaverde (SBN 331876)

* * *

~~[PROPOSED]~~ ORDER

PURSUANT TO STIPULATION, IT IS SO ORDERED

Dated: December 13, 2021
San Francisco, California

HON. CHARLES R. BREYER
UNITED STATES DISTRICT JUDGE

Case No. 3:21-cv-08625-CRB 5 STIPULATION AND ~~[PROPOSED]~~ ORDER REGARDING SERVICE, TIME TO RESPOND TO COMPLAINT, AND CONTINUANCE OF CASE MANAGEMENT DEADLINES

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

VERA A. HAYS, individually and on behalf of
herself and all others similarly situated
                                                    ,

                    Plaintiff(s),

          v.

AMERICAN CENTURY CAPITAL
PORTFOLIOS, INC., et al.
                                                    ,

                    Defendant(s).

Case No. 3:21-cv-08625-CRB

**APPLICATION FOR ADMISSION OF
ATTORNEY PRO HAC VICE**
(CIVIL LOCAL RULE 11-3)

I, Robert C. Hora   , an active member in good standing of the bar of

New York   , hereby respectfully apply for admission to practice pro hac

vice in the Northern District of California representing: American Century Capital Porfolios, Inc., * (see below) in the

above-entitled action. My local co-counsel in this case is Mark D. Villaverde   , an

attorney who is a member of the bar of this Court in good standing and who maintains an office

within the State of California. Local co-counsel's bar number is: 331876   .

55 Hudson Yards, New York, New York 10001
_____
MY ADDRESS OF RECORD

212.530.5000
_____
MY TELEPHONE # OF RECORD

rhora@milbank.com
_____
MY EMAIL ADDRESS OF RECORD

2029 Century Park E 33rd Flr., Los Angeles CA
_____
LOCAL CO-COUNSEL'S ADDRESS OF RECORD

213.629.5063
_____
LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD

mvillaverde@milbank.com
_____
LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of

another State or the District of Columbia, as indicated above; my bar number is: 4142873   .

A true and correct copy of a certificate of good standing or equivalent official document

from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0   times in the 12 months

preceding this application.

* American Century Investment Management, Inc., American Century Investment
Services, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean
Wade

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2   the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3   Rules. I declare under penalty of perjury that the foregoing is true and correct.

4   Dated: 12/13/2021   Robert C. Hora
                                                           APPLICANT
5

6   ═══

7

8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

10

11   IT IS HEREBY ORDERED THAT the application of Robert C. Hora   is

12   granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13   must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14   counsel designated in the application will constitute notice to the party.

15   Dated: _____

16

17   _____

18   UNITED STATES DISTRICT/MAGISTRATE JUDGE

19

20

21

22

23

24

25

26

27

28

United States District Court
Northern District of California



Appellate Division of the Supreme Court
of the State of New York
Second Judicial Department

———————

I, Maria T. Fasulo, Acting Clerk of the Appellate Division of the Supreme Court of the State of New York, Second Judicial Department, do hereby certify that

Robert Charles Hora

was duly licensed and admitted to practice as an Attorney and Counselor at Law in all the courts of this State on **July 23, 2003,** has duly taken and subscribed the oath of office prescribed by law, has been enrolled in the Roll of Attorneys and Counselors at Law on file in this office, is duly registered with the Administration Office of the Courts, and according to the records of this Court is currently in good standing as an Attorney and Counselor-at-Law.



In Witness Whereof, I have hereunto set my hand in the City of Brooklyn on November 30, 2021.

Maria T. Fasulo

Acting Clerk of the Court

CertID-00042501



Appellate Division
Supreme Court of the State of New York
Second Judicial Department
45 Monroe Place
Brooklyn, N.Y. 11201
(718) 875-1300

HECTOR D. LASALLE
PRESIDING JUSTICE

MARIA T. FASULO
ACTING CLERK OF THE COURT

DARRELL M. JOSEPH
DEPUTY CLERKS

KENNETH BAND
MELISSA KRAKOWSKI
WENDY STYNES
ASSOCIATE DEPUTY CLERKS

To Whom It May Concern

An attorney admitted to practice by this Court may request a certificate of good standing, which is the only official document this Court issues certifying to an attorney's admission and good standing.

An attorney's registration status, date of admission and disciplinary history may be viewed through the attorney search feature on the website of the Unified Court System.

New York State does not register attorneys as active or inactive.

An attorney may request a disciplinary history letter from the Attorney Grievance Committee of the Second Judicial Department.

Bar examination history is available from the New York State Board of Law Examiners.

Instructions, forms and links are available on this Court's website.

Maria T. Fasulo

Maria T. Fasulo
Acting Clerk of the Court

Revised August 2021

1

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

VERA A. HAYS, individually and on behalf of
herself and all others similarly situated
                                              ,

Plaintiff(s),

v.

AMERICAN CENTURY CAPITAL
PORTFOLIOS, INC., et al.   ,

Defendant(s).

Case No. 3:21-cv-08625-CRB

**APPLICATION FOR ADMISSION OF
ATTORNEY PRO HAC VICE**
(CIVIL LOCAL RULE 11-3)

I, Katrin Cassidy-Ginsberg, an active member in good standing of the bar of

New York, hereby respectfully apply for admission to practice pro hac

vice in the Northern District of California representing: American Century Capital Porfolios, Inc., * (see below) in the

above-entitled action. My local co-counsel in this case is Mark D. Villaverde, an

attorney who is a member of the bar of this Court in good standing and who maintains an office

within the State of California. Local co-counsel's bar number is: 331876.

55 Hudson Yards, New York, New York 10001	2029 Century Park E 33rd Flr., Los Angeles CA
MY ADDRESS OF RECORD	LOCAL CO-COUNSEL'S ADDRESS OF RECORD
212.530.5000	213.629.5063
MY TELEPHONE # OF RECORD	LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD
kcassidy-ginsberg@milbank.com	mvillaverde@milbank.com
MY EMAIL ADDRESS OF RECORD	LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of

another State or the District of Columbia, as indicated above; my bar number is: 5698758.

A true and correct copy of a certificate of good standing or equivalent official document

from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0 times in the 12 months

preceding this application.

* American Century Investment Management, Inc., American Century Investment
Services, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean
Wade

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2   the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3   Rules. I declare under penalty of perjury that the foregoing is true and correct.

4   Dated: <u>12/13/2021</u>   <u>Katrin Cassidy-Ginsberg</u>
                                                                          APPLICANT
5

6   ═══

7

8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

10

11   IT IS HEREBY ORDERED THAT the application of <u>Katrin Cassidy-Ginsberg</u> is

12   granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13   must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14   counsel designated in the application will constitute notice to the party.

15   Dated: _____

16

17   _____

18   UNITED STATES DISTRICT/MAGISTRATE JUDGE

19

20

21

22

23

24

25

26

27

28

United States District Court
Northern District of California



Appellate Division of the Supreme Court

of the State of New York

First Judicial Department

———————

I, Susanna M. Rojas, Clerk of the Appellate Division of the Supreme Court of the State of New York, First Judicial Department, do hereby certify that

Katrin Alissandra Cassidy-Ginsberg

was duly licensed and admitted to practice as an Attorney and Counselor at Law in all the courts of this State on **April 8, 2019**, has duly taken and subscribed the oath of office prescribed by law, has been enrolled in the Roll of Attorneys and Counselors at Law on file in this office, is duly registered with the Administration Office of the Courts, and according to the records of this Court is currently in good standing as an Attorney and Counselor-at-Law.

In Witness Whereof, I have hereunto set my hand in the City of New York on November 29, 2021.



Clerk of the Court

CertID-00042498



Supreme Court of the State of New York
Appellate Division, First Department

ROLANDO T. ACOSTA
PRESIDING JUSTICE

SUSANNA MOLINA ROJAS
CLERK OF THE COURT

MARGARET SOWAH
DEPUTY CLERK OF THE COURT

To Whom It May Concern

An attorney admitted to practice by this Court may request a certificate of good standing, which is the only official document this Court issues certifying to an attorney's admission and good standing.

An attorney's registration status, date of admission and disciplinary history may be viewed through the attorney search feature on the website of the Unified Court System.

New York State does not register attorneys as active or inactive.

An attorney may request a disciplinary history letter from the Attorney Grievance Committee of the First Judicial Department.

Bar examination history is available from the New York State Board of Law Examiners.

Instructions, forms and links are available on this Court's website.

Susanna Rojas
Clerk of the Court

Revised October 2020

27 MADISON AVENUE   NEW YORK, NEW YORK 10010-2201
TEL.: (212) 340 0400   INTERNET: WWW.NYCOURTS.GOV/COURTS/AD1/


UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA


VERA A. HAYS, individually and on behalf of herself and all others similarly situated ,	Case No. 3:21-cv-08625-CRB
Plaintiff(s),	
v.	**APPLICATION FOR ADMISSION OF ATTORNEY PRO HAC VICE** (CIVIL LOCAL RULE 11-3)
AMERICAN CENTURY CAPITAL PORTFOLIOS, INC., et al. ,	
Defendant(s).	

I, Sean M. Murphy , an active member in good standing of the bar of

New York , hereby respectfully apply for admission to practice pro hac

vice in the Northern District of California representing: American Century Capital Porfolios, Inc, * (see below) in the

above-entitled action. My local co-counsel in this case is Mark D. Villaverde , an

attorney who is a member of the bar of this Court in good standing and who maintains an office

within the State of California. Local co-counsel's bar number is: 331876 .

55 Hudson Yards, New York, New York 10001	2029 Century Park E 33rd Flr., Los Angeles CA
MY ADDRESS OF RECORD	LOCAL CO-COUNSEL'S ADDRESS OF RECORD
212.530.5000	213.629.5063
MY TELEPHONE # OF RECORD	LOCAL CO-COUNSEL'S TELEPHONE # OF RECORD
smurphy@milbank.com	mvillaverde@milbank.com
MY EMAIL ADDRESS OF RECORD	LOCAL CO-COUNSEL'S EMAIL ADDRESS OF RECORD

I am an active member in good standing of a United States Court or of the highest court of

another State or the District of Columbia, as indicated above; my bar number is: 2661395 .

A true and correct copy of a certificate of good standing or equivalent official document

from said bar is attached to this application.

I have been granted pro hac vice admission by the Court 0 times in the 12 months

preceding this application.

* American Century Investment Management, Inc., American Century Investment Services, Inc., Jonathan Thomas, Patrick Bannigan, R. Wes Campbell, and C. Jean Wade

United States District Court
Northern District of California

1   I agree to familiarize myself with, and abide by, the Local Rules of this Court, especially

2   the Standards of Professional Conduct for attorneys and the Alternative Dispute Resolution Local

3   Rules. I declare under penalty of perjury that the foregoing is true and correct.

4   Dated: 12/13/2021 _____   Sean M. Murphy
                                                                          _____
                                                                          APPLICANT
5

6

7

8   ORDER GRANTING APPLICATION

9   FOR ADMISSION OF ATTORNEY PRO HAC VICE

10

11   IT IS HEREBY ORDERED THAT the application of Sean M. Murphy   is

12 granted, subject to the terms and conditions of Civil L.R. 11-3. All papers filed by the attorney

13 must indicate appearance pro hac vice. Service of papers upon, and communication with, local co-

14 counsel designated in the application will constitute notice to the party.

15 Dated: _____

16

17   _____

18   UNITED STATES DISTRICT/MAGISTRATE JUDGE

19

20

21

22

23

24

25

26

27

28

United States District Court
Northern District of California



Appellate Division of the Supreme Court

of the State of New York

First Judicial Department

———————

I, Susanna M. Rojas, Clerk of the Appellate Division of the Supreme Court of the State of New York, First Judicial Department, do hereby certify that

Sean M. Murphy

was duly licensed and admitted to practice as an Attorney and Counselor at Law in all the courts of this State on **January 23, 1995**, has duly taken and subscribed the oath of office prescribed by law, has been enrolled in the Roll of Attorneys and Counselors at Law on file in this office, is duly registered with the Administration Office of the Courts, and according to the records of this Court is currently in good standing as an Attorney and Counselor-at-Law.

In Witness Whereof, I have hereunto set my hand in the City of New York on November 29, 2021.



Clerk of the Court

CertID-00042500



Supreme Court of the State of New York
Appellate Division, First Department

ROLANDO T. ACOSTA
PRESIDING JUSTICE

SUSANNA MOLINA ROJAS
CLERK OF THE COURT

MARGARET SOWAH
DEPUTY CLERK OF THE COURT

To Whom It May Concern

An attorney admitted to practice by this Court may request a certificate of good standing, which is the only official document this Court issues certifying to an attorney's admission and good standing.

An attorney's registration status, date of admission and disciplinary history may be viewed through the attorney search feature on the website of the Unified Court System.

New York State does not register attorneys as active or inactive.

An attorney may request a disciplinary history letter from the Attorney Grievance Committee of the First Judicial Department.

Bar examination history is available from the New York State Board of Law Examiners.

Instructions, forms and links are available on this Court's website.

Susanna M Rojas

Susanna Rojas
Clerk of the Court

Revised October 2020

27 MADISON AVENUE NEW YORK, NEW YORK 10010-2201
TEL.: (212) 340 0400 INTERNET: WWW.NYCOURTS.GOV/COURTS/AD1/